Filed by Sears, Roebuck and Co.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company:
Sears Holdings Corporation
(Registration No. 333-120954)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sears Holdings Corporation, Sears, Roebuck and Co. and Kmart Holding Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Sears’ and Kmart’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Sears and Kmart stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize synergies and cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; anticipated cash flow and the ability of Sears Holdings to maintain sufficient operating cash flow and liquidity; the successful execution of, and customer response to, strategic initiatives, including the full-line store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; anticipated cash flow; changes in interest rates; the outcome of pending legal proceedings and bankruptcy claims; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; the impact of seasonal buying patterns, which are difficult to forecast with certainty; and general economic conditions and normal business uncertainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Sears’ and Kmart’s results to differ materially from those described in the forward-

looking statements can be found in the 2003 Annual Reports on Forms 10-K of Sears and Kmart filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (Registration No. 333-120954) containing the definitive joint proxy statement-prospectus regarding the proposed transaction. Stockholders are urged to read the definitive joint proxy statement-prospectus regarding the proposed transaction, because it contains important information. Stockholders may obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Sears Holdings, Sears and Kmart without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement-prospectus and the filings with the SEC incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary, or to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary.

     The proposed directors and executive officers of Sears Holdings, the respective directors and executive officers of Sears and Kmart and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Sears Holdings’ proposed directors and executive officers, Sears’ and Kmart’s directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement-prospectus contained in the above-referenced Registration Statement on Form S-4.

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Posted on Sears’ Internal Website

Associate Merger Q&A for March 10 posting

What do I need to do with the 401(k) election form I received?
You must decide what form of compensation you would like for your Sears shares. You may elect $50 in cash or 1/2 of a share of Sears Holdings Corp. for each share of Sears stock. Elections of all shareholders are subject to proration, so that in total 45 percent of Sears common stock will be exchanged for the $50 in cash and 55 percent will be exchanged for Sears Holdings Corp. stock. Regardless of your election choice, your proceeds will be held in your 401(k) account, not cashed out.

To make your stock/cash election, you need to complete and return your election form. If you are mailing your form, it must be received by March 17, 2005. If you are submitting your election electronically, you must make your submission by March 22, 2005.

I have received a proxy packet for my Sears shares and also for the Sears shares held in my 401(k). Do I have to vote and make an election for each proxy packet I receive or can I vote once for all the packets?
Each packet should be treated as a separate vote and election.

If I elect to have my Sears stock in the 401(k) plan paid in cash, in which fund will the money be reinvested?
Cash proceeds resulting from your cash/stock election will be invested in the Interest Income Fund. You can redirect those proceeds into any other investment fund offered in the Sears 401(k) Savings Plan. Note: You will not be able to direct or diversify your investments into the Sears Stock Fund until after the blackout period ends, which is 7 to 15 days following the merger close. After the merger close the Sears Stock Fund will be renamed the Sears Holdings Stock Fund, which will thereafter hold Sears Holdings common stock.

How will I receive the pay out for any stock options or stock purchase shares I have?
The cash payment for all outstanding stock options as well as respective stock purchase plan contributions you may have made for the first quarter in 2005, will be included on your paycheck approximately one to two pay periods after the close of the merger. For the shares you currently hold in your stock purchase plan from previous periods, you will also receive an elections form. For the shares you currently hold in your stock purchase plan from previous periods, you will also receive an elections form (as well as proxy materials to vote the shares).

Can I move my 401(k) Sears stock now?
Until March 21 you can redirect or diversify your investments into and out of the Sears Stock Fund. Additionally, you can transfer your company match, which is in Sears stock, into another investment fund within the Sears 401(k) Savings Plan. Beginning March 22, 2005 you will be restricted from directing or diversifying your investment into or out of the Sears stock fund until the blackout period is over.

Once the merger closes, will my pay schedule remain the same?
You will continue to receive your paycheck on the same pay cycle you do today. Your check will continue to be paid in the same manner as it is today as well, i.e. direct deposit, pay card, etc.